July 17, 2017
VIA EDGAR
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	Valeritas Holdings, Inc.
Request for Withdrawal Pursuant to Rule 477
of Post-Effective Amendment No. 1 to Form S-1 filed under form type S-1/A
(File No. 333-212653)
Ladies and Gentleman:
On behalf of Valeritas Holdings, Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On July 17, 2017, the Company filed with the SEC via EDGAR Post-Effective Amendment No. 1 to Form S-1 (File No. 333-212653) under form type S-1/A (accession number 0001628280-17-007061). Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws such POS AM filing. The Company refiled Post-Effective Amendment No. 1 to Form S-1 under form type POS AM on July 17, 2017.
Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (908) 927-9920.

Sincerely, /s/ John E. Timberlake John E. Timberlake